                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        ________________________________

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       Amendment No. 2 - Final Amendment

                        ________________________________

                              AIRSPAN NETWORKS INC.
          (Name of Subject Company (Issuer) and Filing Person (Issuer))


                        ________________________________

              Options to Purchase Common Shares, par value $0.0003
 Granted to Eligible Employees Under the Airspan Networks Inc. 1998 Stock Option
                         and Restricted Stock Plan and
         2001 Supplemental Stock Option Plan on or After October 1, 1999
                         (Title of Class of Securities)

                        ________________________________

                                    00950H102
                (CUSIP Number of Underlying Class of Securities)

                                 Peter Aronstam
                             Chief Financial Officer
                              Airspan Networks Inc.
                            13450 West Sunrise Blvd.
                                Sunrise, FL 33323
                                 (954) 851-1680

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                        ________________________________

                                    Copy to:
                            Christopher H. Cunningham
                            Preston Gates & Ellis LLP
                                701 Fifth Avenue
                                   Suite 5000
                             Seattle, WA 98104-7078
                                 (206) 623-7580


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]      third party tender offer subject to Rule 14d-l.
         [_]      issuer tender offer subject to Rule 13e-4.
         [_]      going-private transaction subject to Rule 13e-3.
         [_]      amendment to schedule 13D under Rule 13d-2.
         [X]      Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by Airspan Networks Inc., a Washington corporation ("Airspan"), relating to the offer by Airspan to exchange outstanding employee options to purchase its common shares granted between October 1, 1999 and December 13, 2001 under Airspan's 1998 Stock Option and Restricted Stock Plan, as amended, or the Airspan 2001 Supplemental Stock Option Plan for new options to purchase its common shares, upon the terms and subject to the conditions set forth in the Offer to Exchange dated December 13, 2001, the Amended and Restated Offer to Exchange, dated January 8, 2002, and in the related Acceptance Letter, copies of which were attached as Exhibits (a)(1) and
(a)(11), and (a)(12) respectively, to the Tender Offer Statement.


Item 4.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

(c) The Offer expired at 5:00 P.M., Uxbridge, UK Time, on Friday January 18, 2002. Pursuant to the offer, we accepted for exchange 665,796 eligible options to purchase Common Shares, representing approximately 33% of the options that were eligible to be tendered in the offer. Subject to the terms and conditions of the Offer to Exchange, Airspan will grant new options to purchase its common stock in exchange for the eligible options accepted for exchange. The new options are scheduled to be issued on July 19, 2002.

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Item 12. Exhibits.

         (a) (1)   Offer to Exchange, dated December 13, 2001.*
             (2)   Form of Acceptance Letter.*
             (3)   Form of Withdrawal Letter.*
             (4)   Form of Cover Letter to Employees Accompanying Offer to
                   Exchange.*
             (5)   Joint Election Forms to Transfer Employer's Secondary Class 1
                   National Insurance Liability in Relation to the Airspan
                   Networks Inc. 1998 Stock Option and Restricted Stock Plan and the 2001 Supplemental Stock Option Plan and the Instructions thereto.*
             (6)   United Kingdom National Insurance On Stock Options -
                   Questions and Answers.*

             (7) Pages F-1 through F-22 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (incorporated by reference).
             (8) Pages 2 through 7 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 1, 2001 (incorporated by reference).
             (9) Pages 2 through 7 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended July 1, 2001 (incorporated by reference).
             (10) Pages 2 through 8 of the Company's Quarterly Report on Form
                  10-Q for its fiscal quarter ended September 30, 2001 (incorporated by reference).
             (11) Amended and Restated Offer to Exchange dated January
                  8, 2002.*
             (12) Form of Acceptance Letter (as amended).*
             (13) Form of Withdrawal Letter (as amended).*
             (14) Email correspondence to employees sent with Amended and
                  Restated Offer to Exchange.*
             (15) Notice sent by email to eligible employees reminding them of the expiration of Offer to Exchange.
             (16) Notice sent to eligible employees who had tendered their options.
             (17) Notice sent to eligible employees who had accepted confirming
                  Airspan's acceptance of their options.

         (b) Not applicable.

         (d) (1) Airspan Networks Inc. 1998 Stock Option and Restricted Stock Plan, as Amended (incorporated by reference to Exhibit 4.1 of Form S-8 333-45260).
             (2) Form of New Option Instrument of Grant pursuant to the Airspan Networks Inc. 1998 Stock Option and Restricted Stock Plan, as Amended.*
             (3) Airspan Networks Inc. 2001 Supplemental Stock Option Plan (incorporated by reference to Exhibit 10.21 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000).
             (4) Form of New Option Instrument of Grant pursuant to the Airspan Networks Inc. 2001 Supplemental Stock Option Plan.*

         (g) Not applicable.

         (h) Not applicable.
         ------------
          *  Previously filed

Item 13. Information Required by Schedule 13E-3.

             Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO/A is true, complete and correct.

                                          Airspan Networks Inc.

                                          /s/ Peter Aronstam
                                          --------------------------------------
                                          Peter Aronstam
                                          Senior Vice President and
                                          Chief Financial Officer

Date: January 22, 2002

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                                INDEX TO EXHIBITS

    Exhibit Number      Description
---------------------   --------------------------------------------------------
          (a)(1)        Offer to Exchange, dated December 13, 2001.*
          (a)(2)        Form of Acceptance Letter.*
          (a)(3)        Form of Withdrawal Letter.*
          (a)(4)        Form of Cover Letter to Employees Accompanying Offer to
                        Exchange.*
          (a)(5)        Joint Election Forms to Transfer Employer's Secondary
                        Class 1 National Insurance Liability in Relation to the
                        Airspan Networks Inc. 1998 Stock Option and Restricted
                        Stock Plan and the 2001 Supplemental Stock Option Plan
                        and the Instructions thereto.*
          (a)(6)        United Kingdom National Insurance On Stock Options -
                        Questions and Answers.*
          (a)(7)        Pages F-1 through F-22 of the Company's Annual Report on
                        Form 10-K for its fiscal year ended December 31, 2000
                        (incorporated by reference).
          (a)(8)        Pages 2 through 7 of the Company's Quarterly Report on
                        Form 10-Q for its fiscal quarter ended April 1, 2001
                        (incorporated by reference).
          (a)(9)        Pages 2 through 7 of the Company's Quarterly Report on
                        Form 10-Q for its fiscal quarter ended July 1, 2001
                        (incorporated by reference).
         (a)(10)        Pages 2 through 8 of the Company's Quarterly Report on
                        Form 10-Q for its fiscal quarter ended September 30,
                        2001 (incorporated by reference).
         (a)(11)        Amended and Restated Offer to Exchange dated
                        January 8, 2002.*
         (a)(12)        Form of Acceptance Letter (as amended).*
         (a)(13)        Form of Withdrawal Letter (as amended).*
         (a)(14)        Email correspondence to employees sent with Amended and
                        Restated Offer to Exchange.*
         (a)(15)        Notice sent by email to eligible employees reminding
                        them of the expiration of Offer to Exchange.
         (a)(16)        Notice sent to eligible employees who had tendered their
                        options.
         (a)(17)        Notice sent to eligible employees who had accepted
                        confirming Airspan's acceptance of their options.
          (d)(1)        Airspan Networks Inc. 1998 Stock Option and Restricted
                        Stock Plan, as Amended (incorporated by reference to
                        Exhibit 4.1 of Form S-8 333-45260).
          (d)(2)        Form of New Option Instrument of Grant pursuant to the
                        Airspan Networks Inc. 1998 Stock Option and Restricted
                        Stock Plan, as Amended.*
          (d)(3)        Airspan Networks Inc. 2001 Supplemental Stock Option
                        Plan (incorporated by reference to Exhibit 10.21 of the
                        Company's Annual Report on Form 10-K for its fiscal year
                        ended December 31, 2000).
          (d)(4)        Form of New Option Instrument of Grant pursuant to the
                        Airspan Networks Inc. 2001 Supplemental Stock Option
                        Plan.*
          ------------
           *  Previously filed.